FORWARD FUNDS

101 California Street, 16th Floor

San Francisco, CA 94111

September 4, 2015

VIA EDGAR

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

RE:	Forward Funds (the “Registrant” or the “Trust”)

File Nos. 033-48940; 811-06722

Post-Effective Amendment (“PEA”) No. 112 and Amendment No. 112

Dear Ms. Dubey,

Pursuant to your request, this letter is in response to follow-up comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on PEA Number 112 and Amendment No. 112 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), respectively, filed on April 30, 2015 with the Commission (Accession Number 0001193125-15-162698) (the “Registration Statement”). Below is a summary of the comments regarding the Registration Statement provided by the Staff via telephone to the undersigned and Danielle S. Johnson, each of ALPS Fund Services, Inc., and William L. Horn of Dechert LLP on Thursday, August 6, 2015 and the Registrant’s response to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement.

Prospectus

1.	Comment: The Staff finds that the name of the Forward Total MarketPlus Fund (the “Fund”) suggests that the Fund invests in hedge fund strategies of similarly named funds, instead of the common stocks of companies with a range of large, mid and small capitalization that the Fund principally invests in as disclosed in the Fund’s “Principal Investment Strategies” section. The Staff has requested that the Registrant revise either the Fund’s principal investment strategies to be consistent with the Fund’s current name or revise the name of the Fund to be consistent with the Fund’s current principal investment strategies. The Staff further suggests that the Fund adopt a fundamental 80% investment policy to comply with Rule 35d-1 of the 1940 Act should the Fund’s name remain the same. Confirm that the board of trustees of the Trust (the “Board”) has been advised of the Staff’s position regarding the Fund’s name and strategies.

Response: The Registrant confirms that the Board was advised of the Staff’s positions regarding the Fund’s name and principal investment strategies. After discussion of the Staff’s comments and the Registrant’s position that the Fund’s name is consistent with the Fund’s current principal investment strategies, the Board determined that it would take the Staff’s comments under advisement but that it would take no action at the present time. Accordingly, the Registrant respectfully declines to make any changes to the Fund’s name or strategies in response to the Staff’s comments.

U.S. Securities and Exchange Commission

September 4, 2015

General:

2.	Comment: With respect to the Cayman subsidiaries for the Forward Commodity Long/Short Strategy Fund and Forward Select Opportunity Fund (each, a “Subsidiary”), please be advised that it is no longer the Staff’s position that the board of directors of each Subsidiary is required to execute the post-effective amendments of its respective fund.

Response: Comment accepted.

3.	Comment: Please provide the traditional “Tandy” representations.

Response: The traditional “Tandy” representations are attached to this letter and are signed by an officer of the Trust.

*        *        *

No fees are required in connection with this filing. If you have any questions regarding the enclosed information, please contact me directly at (720) 917-0585.

Kind regards,

/s/ Megan Hadley Koehler
Megan Hadley Koehler, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds

Douglas P. Dick, Partner, Dechert LLP

William L. Horn, Associate, Dechert LLP

Attachment

FORWARD FUNDS

101 California Street, 16th Floor

San Francisco, CA 94111

September 4, 2015

VIA EDGAR

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

RE:	Forward Funds (the “Registrant” or the “Trust”)

File Nos. 033-48940; 811-06722

Post-Effective Amendment (“PEA”) No. 112 and Amendment No. 112

Dear Ms. Dubey:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to Post-Effective Amendment No. 112 to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 112 to the Registrant’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended, the undersigned hereby acknowledges on behalf of the Registrant that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•	comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

•	if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Sincerely,

/s/Judith M. Rosenberg
Judith M. Rosenberg
Chief Compliance Officer and Chief Legal Officer